SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             FORM 11-K

Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

[x] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

For the fiscal year ended December 31, 1994

                                  OR

[ ]      Transition Report pursuant to Section 15(d) of the
         Securities Exchange Act of 1934 (No Fee Required)

For transition period from ____________ to _____________

Commission file number: 1-3229

    A. Full title of the plan and address of the plan if different from that of the issuer named below:

NORTHROP GRUMMAN SAVINGS AND INVESTMENT PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        NORTHROP GRUMMAN CORPORATION
                          1840 Century Park East
                        Los Angeles, California  90067

                               SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Northrop Grumman Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

              NORTHROP GRUMMAN SAVINGS AND INVESTMENT PLAN

              By:  Administrative Committee

              By: /s/___________________________________

              Printed Name: Rose Mary Abelson

              Title: Member of Administrative Committee

Dated: ________________________________________

                          APPENDIX

           Material Omitted from Electronic Filing

    In accordance with General Instruction E of Form 11-K, the plan's financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA have been omitted from this Form 11-K and filed in paper under cover of Form SE.